Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The shareholder meetings for the iShares S&P Growth and iShares S&P Aggressive Allocation Funds were adjourned until November 19, 2009, at which time the shareholders approved the new advisory agreement.  The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposal 1.  Proposal 2 did not apply to the Funds.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Allocation/Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
S&P Conservative	245,873	12,579	6,070	-
S&P Moderate	308,389	6,133	13,621	86,526
S&P Growth	430,790	3,894	23,377	110,355
S&P Aggressive	331,593	10,011	6,233	62,703
S&P Target Date Retirement Income	77,997	1,060	60	-
S&P Target Date 2010	75,324	-	-	-
S&P Target Date 2015	58,388	-	-	-
S&P Target Date 2020	56,808	103	2,370	-
S&P Target Date 2025	89,277	132	6,100	-
S&P Target Date 2030	111,270	123	-	-
S&P Target Date 2035	61,956	-	500	-
S&P Target Date 2040	58,764	362	-	-

Proposal 2
To approve a change in the classification of certain funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust on November 4, 2009.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.